EXHIBIT 20
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150248
Prospectus Supplement No. 1 dated February 27, 2009
to Prospectus dated April 30, 2008

OWENS MORTGAGE INVESTMENT FUND,
a California limited partnership

February 27, 2009

Dear Investor in Owens Mortgage Investment Fund:

These troubling times compel me to write about issues affecting Owens Mortgage Investment Fund (the “Fund”).  Never in my 30 years of making real estate loans have I seen such a deterioration of confidence.  Fear has become a substitute for judgment.  Banks have all but stopped making commercial real estate loans.  Furthermore, a number of banks are selling their existing loans at significant discounts in an effort to recapitalize their balance sheets. Current market conditions represent an opportunity for the Fund.  As a well-capitalized lender, the Fund should be able to take advantage of these factors and invest in well-secured mortgages that generate good returns.

However, a number of factors have limited the Fund’s ability to take advantage of this market.  Some of these are:

1.	Due to banks’ tighter lending standards and less capital available, existing mortgages owned by the Fund are being repaid more slowly, limiting the Fund’s available capital to invest in new mortgages.
2.	An unusually high number of withdrawal requests have reduced the capital the Fund has to originate new loans.
3.	The lack of liquidity and the inability to sell property has impacted the ability of borrowers to meet their current debt obligations to the Fund, increasing delinquencies and defaults.

As described above, these conditions reduce the capital available to the Fund to make new loans.  They also significantly affect the Fund’s yield, which has declined thus far in 2009 and may continue to decline, due to a rise in delinquent loans and the number of foreclosed properties in the Fund.  Owens Financial Group, Inc. does not and cannot subsidize the yield to the Fund on an annualized basis.  The income that is distributed to investors every month comes primarily from interest payments received on loans and net income from property owned by the Fund.  If loan delinquencies continue to rise, the yield will be reduced.  Optimistically, there is the possibility that, in the future, the Fund will collect this delinquent interest.

The possibility of foreclosure is another consequence of a borrower not making its monthly payments.  The foreclosure sale allows the Fund to take ownership of the property from the borrower.  There is the possibility that the Fund might not be able to sell the property at or soon after the foreclosure sale.  If the property is not sold at the foreclosure sale, the Fund will retain ownership of that property.  If the Fund is forced to sell property at a loss, the Fund’s income will be reduced.  If real estate values continue to decline, we may see a time in the near future where tax and accounting rules will require the Fund to take a loss on a property at the time of foreclosure.  If this occurs, the loss will be shared by all investors who are in the Fund.

Based on the current level of withdrawal requests, if sufficient cash were available, the Fund would reach the annual capital withdrawal limit of 10% early this year.  Under the Fund’s partnership agreement, these requests are to be fulfilled, with a few restrictions, when the Fund has the cash available.  The Fund has not been able to meet the current requests for withdrawal, because there has not been sufficient cash available, and this may continue for the coming months.

EXHIBIT 20

We have always maintained conservative underwriting practices.  In these tough economic times, fear and financial concerns make it difficult to conduct business as usual.  Fear can divide us and deprive us of opportunity, but if we remain united and endure these troubled times, we will maintain the foundation to capitalize on the opportunities that are before us.  Thank you for your continued support and the confidence you vested in us.

Please call Andy Navone, Bill Dutra, Bryan Draper, Melina Platt, or me if you have any questions.

Yours truly,

/s/ William C. Owens

William C. Owens
President, Owens Financial Group, Inc.
General Partner of Owens Mortgage Investment Fund

This Prospectus Supplement No. 1 is prepared as of February 27, 2009.  It contains new and additional information beyond that in the Prospectus and should be read in conjunction with the Prospectus.